Exhibit (a) (1) (C)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock,

All Outstanding Shares of Series A Convertible Preferred Stock and

All Outstanding Shares of Series B Convertible Preferred Stock

of

Derma Sciences, Inc.

at

$7.00 Net Per Share of Common Stock,

$32.00 Net Per Share of Series A Convertible Preferred Stock and

$48.00 Net Per Share of Series B Convertible Preferred Stock

Pursuant to the Offer to Purchase, dated as of January 25, 2017 by

Integra Derma, Inc.

an indirect wholly-owned subsidiary of

Integra LifeSciences Holdings Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FEBRUARY 22, 2017, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

January 25, 2017

To Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees:

We have been engaged by Integra Derma, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly-owned subsidiary of Integra LifeSciences Corporation, a Delaware corporation (“Parent”), to act as Information Agent in connection with the Purchaser’s offer to purchase all outstanding shares of common stock, par value $0.01 per share (the “Common Shares”), all outstanding shares of Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Shares”), and all outstanding shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Shares” and, collectively with the Series A Preferred Shares and the Common Shares, the “Shares”) of Derma Sciences, Inc., a Delaware corporation (“Derma Sciences”), at a purchase price of $7.00 per Common Share (the “Common Offer Price”), $32.00 per Series A Preferred Share (the “Series A Offer Price”) and $48.00 per Series B Preferred Share (the “Series B Offer Price”), in each case, net to the seller in cash, without interest thereon and less any applicable withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of January 25, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, collectively constitute the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 14 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.	The Offer to Purchase;

2.	The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3.	A letter to shareholders of Derma Sciences from the Chief Executive Officer of Derma Sciences, accompanied by Derma Sciences’ Solicitation/Recommendation Statement on Schedule 14D-9;

4.	A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5.	A return envelope addressed to the Depositary for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on February 22, 2017, unless the Offer is extended or earlier terminated.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 10, 2017 (the “Merger Agreement”), by and among Derma Sciences, Parent and the Purchaser. The Merger Agreement provides, among other things, that, as soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of the remaining conditions set forth in the Merger Agreement, the Purchaser will be merged with and into Derma Sciences (the “Merger”), without a vote of the shareholders of Derma Sciences, pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended, with Derma Sciences continuing after the Merger as the surviving corporation and an indirect wholly-owned subsidiary of Parent.

There is no financing condition to the Offer. The Offer, and the obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer, is conditioned on there being validly tendered (and not properly withdrawn) prior to the Expiration Date, (i) that number of Shares that, together with the number of Shares (if any) then owned by Parent, equals at least a majority in voting power of the Shares then issued and outstanding, voting together as a single class, (ii) that number of Series A Preferred Shares that, together with the number of Series A Preferred Shares (if any) then owned by Parent, equals at least a majority of the Series A Preferred Shares then issued and outstanding and (iii) that number of Series B Preferred Shares that, together with the number of Series B Preferred Shares (if any) then owned by Parent, equals at least a majority of the Series B Preferred Shares then issued and outstanding. The Offer is also subject to other conditions as described in Section 14, entitled “Conditions of the Offer,” of the Offer to Purchase.

For Shares to be properly tendered pursuant to the Offer, (a) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3, entitled “Procedure for Tendering Shares,” of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and the Letter of Transmittal.

Except as set forth in the Offer to Purchase, the Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

D.F. King & Co, Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of the Purchaser, Parent, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

D.F. King & Co., Inc.

48 Wall Street – 22nd Floor

New York, New York 10005

Banks and Brokers Call: (212) 493-3910

All others call Toll-Free: (800) 290-6424

Email: infoagent@dfking.com